Mail Stop 3561

April 24, 2007

By Facsimile and U.S. Mail

Mr. Rick L. Wessel
President and Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Boulevard, Suite 400
Arlington, Texas   76011

> Re: **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-19133**

Dear Mr. Wessel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7a. Quantitative and Qualitative Disclosure About Market Risk

2.   We note that you now have long-term receivables as a result of your acquisition of Auto Master. Please provide market risk disclosures for these financial instruments. We note that, as a result of changes in interest rates, the fair value of these instruments could change although such changes would not be reflected in the balance sheet. See instructions to Item 305(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

3.   We note that you consolidate a 50% ownership interest in Cash & Go, Ltd. Please explain why there is no minority interest included in your financial statements with respect to the operation of this entity.

4.   Please tell us why you have not disclosed your policies with respect to transactions conducted in foreign currency and consolidation of entities.

5.   We note that you do not present other comprehensive income. We presume that the functional currency of your Mexican operations is the US dollar. Please confirm that our assumption is correct.

6.   Please tell us if any of the reclassifications made to the financial statements in 2006 are material.

Note 4 – Acquisition

7.   Revise your disclosures to provide a more detailed condensed balance sheet of Auto Master. We note that you have aggregated all of the tangible assets acquired in your current presentation. See SFAS 141, paragraph 51(e) and appendix C of SFAS 141.

8.   Please provide pro forma results of operations for both 2006 and 2005. See SFAS 141, paragraphs 54 and 55.

9.   We note that in your Form 8-K filed August 28, 2006 that you disclosed that audited and pro forma financial statements of Auto Master were not required as the acquisition was not significant. Show us how you determined that the acquisition was not significant in accordance with Rule 3-05 of Regulation S-X. We note that the total purchase price including assumed debt as well as the total assets acquired were approximately $48

million. We note that $48 million is in excess of 20% of your company's assets as of
December 31, 2005.

Note 7 – Accrued Liabilities

10.   In future filings, ensure that you provide the disclosures required by paragraph 14 of FIN
       45 with respect to your vehicle warranties.

Note 11 – Goodwill and Other Intangible Assets

11.   Revise your disclosure to present separately goodwill and intangible assets that are not
       amortized. See SFAS 142, paragraphs 42, 43, 45 and C2 located in Appendix C to SFAS
       142.

Note 14 – Operating Segment Information

12.   Please provide a description of the difference between segment income and consolidated
       income as well as a reconciliation of the measure of segment profit to consolidated
       income before taxes. See SFAS 131 paragraphs 31(b) and 32(b).

Item 15. Exhibits and Financial Statement Schedules

(a)(3) Exhibits

Exhibit 32.1

13.   We note that you provide the certifications for your CEO and CFO on the same exhibit.
       In future filings, please provide separate exhibits for each officer certification.

General

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief